Exhibit 99.1 Appendix 3Y Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Hendrickson
Date of last notice	18 December 2025

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 1

Appendix 3Y Change of Director’s Interest Notice
Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
The Gary E. Hendrickson Trust, for which the Director serves as trustee

The Hendrickson Family Trust, for which the Director’s spouse serves as trustee and for which the Director’s spouse has delegated investment control and management to the Director

Date of change	17 February 2026
No. of securities held prior to change	Direct Ordinary shares: 217,568 Indirect Ordinary shares: 192,878 shares held by The Hendrickson Family Trust
Class	Ordinary shares.
Number acquired	Indirect – 196,269
Number disposed	Direct – 196,269
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD $2,299,978.80
No. of securities held after change	Direct Ordinary shares: 21,299 Indirect Ordinary shares: 284,147 shares held by The Hendrickson Family Trust 105,000 shares held by The Gary E. Hendrickson Trust
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of shares for no value from direct holdings to family trust followed by transfer of shares for value from one family trust to another family trust. No change in overall beneficial ownership.

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 2

Appendix 3Y Change of Director’s Interest Notice
Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil.
Nature of interest	Nil.
Name of registered holder (if issued securities)	Nil.
Date of change	Nil.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil.
Interest acquired	Nil.
Interest disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil.
Interest after change	Nil.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable.
If prior written clearance was provided, on what date was this provided?	Not applicable.

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 3